SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                Report on Form 6-K for the month of February 2003
                                    ---------

                  Hellenic Telecommunications Organization S.A.
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X   Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.)

                                 Yes ___ No ____


Enclosures:

     1.   Press release dated February 27, 2003

( BW)(OTE)(OTE)(HTO.AT) OTE Announces Results for the Year Ended
December 31, 2002 Under US G.A.A.P (Unaudited)

    Business Editors

    ATHENS, Greece--(BUSINESS WIRE)--Feb. 27, 2003--Hellenic
Telecommunications Organization SA (ASE: HTO, NYSE: OTE)

    -   Operating Revenues up 5.9% over 2001 level

        -   Initial impact from domestic fixed-line competition

        -   Continued strong performance in mobile telephony

    -   Group EBITDA margin at 40%, in line with forecasts

    -   EPS down 9.3% mainly due to higher depreciation

    -   Fourth quarter fixed line EBITDA margin at 35%

    -   Strong Cash flow from Operations in fourth quarter

    Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced consolidated Operating Revenues (prepared under US GAAP) of EUR4,312.5 million for the twelve months ended December 31, 2002, a rise of 5.9% over the same period in 2001. Twelve months 2002 EBITDA rose by 1.0% over the same period last year to EUR1,725.8 million and Earnings per Share decreased by 9.3% to EUR0.73. At the same time, during the fourth quarter of 2002, OTE significantly improved cash flow generation.
    Commenting on the quarter and twelve months results, Mr Lefteris Antonacopoulos, Chairman and CEO, noted "We are proud to have met our revenue and EBITDA margin targets in the increasingly challenging competitive and economic environment of 2002. To continue to outperform, however, we will need to further strengthen our customer focus, particularly in fixed line, and to further reinforce the cost-reduction initiatives implemented in 2002. These are our priorities for 2003."



 HIGHLIGHTS OF OPERATING RESULTS FOR THE YEAR END AND THREE MONTHS
   ENDED DECEMBER 30, 2002 AND 2001 IN ACCORDANCE WITH U.S. GAAP
----------------------------------------------------------------------

                                           FULL YEAR FULL YEAR
EUR million
except per
share data          Q4 02    Q4 01  % Change   02       01    % Change
----------------------------------------------------------------------
----------------------------------------------------------------------

Operating Revenues 1,098.0  1,089.2   +0.8   4,312.5   4,072.5  +5.9
----------------------------------------------------------------------
----------------------------------------------------------------------

Operating Income     232.5    271.8  -14.5   1,014.8   1,118.2  -9.2
----------------------------------------------------------------------
----------------------------------------------------------------------

Pre-tax Income        49.5   (66.2)     NA     797.1     743.2  +7.3
----------------------------------------------------------------------
----------------------------------------------------------------------

Net Income          (39.6)   (54.4)     NA     358.1     395.2  -9.4
----------------------------------------------------------------------
----------------------------------------------------------------------

EBITDA               426.9    440.9   -3.2   1,725.8   1,708.0  +1.0
----------------------------------------------------------------------
----------------------------------------------------------------------

EBITDA Margin        38.9%    40.5%  -1.6pp     40.0%     41.9% -1.9pp
----------------------------------------------------- ----------------
------------------------------------------------------ ---------------

Basic EPS (EUR)      -0.0807  -0.1108 -27.2    0.7300    0.8049  -9.3
-------------------------------------------- ------------ ------------


1. FINANCIAL OVERVIEW

    OTE's Operating Revenues increased by 5.9% in the twelve months ended December 31, 2002, exceeding the company's growth targets.
    For the full year 2002, OTE's EBITDA margin was 40.0% as compared to 41.9% in 2001. In fixed line telephony EBITDA margin for the fourth quarter stood at 34.9%, showing a further improvement from the performance in the third quarter. This performance was achieved in a quarter where competition further eroded traffic market share and reflects the results of the cost-cutting initiatives that have been implemented during the year.
    For the full year 2002, Pre-tax Income amounted to EUR797.1 million, up 7.3% compared to last year as a result of the RomTelecom write down included in the 2001 financials and despite higher depreciation. Income before Minority Interests increased by 4.7% from last year, to EUR496.6 million.
    Net Income for the year end ended December 31, 2002 decreased by 9.4% compared to last year, to EUR358.1 million, reflecting the increase in Minority Interests resulting from the higher profitability of the Group's 59%-owned mobile subsidiary COSMOTE, ArmenTel write down, and a higher effective tax rate than last year.
    Based on SFAS 142 OTE had to proceed to a write-down of the value of the investments in ArmenTel, Telecom Serbija and RomTelecom. The respective amounts are EUR62 million (EUR40.3 million after tax) regarding ArmenTel, EUR117 million regarding Telecom Serbija and only EUR1.4 for RomTelecom. Following these write-downs the respective carrying amounts in our accounts are now fully adjusted to current market values.
    Cash provided by operating activities amounted to EUR1,069.7 million in the year to December 31, 2002. During the fourth quarter cash provided by operating activities showed a further improvement compared to the previous quarter, doubling to EUR622.8 million.

Breakdown of Revenues

    Operating revenues grew by 5.9% in the year ended December 31, 2002. Additional details regarding the various elements of revenues and their drivers are provided below:



     OPERATING REVENUES FOR THE TWELVE MONTHS AND THREE MONTHS
   ENDED DECEMBER 31, 2002 AND 2001 IN ACCORDANCE WITH U.S. GAAP
----------------------------------------------------------------------

EUR million       Q4 02      Q4 01 % Change   12M 02   12M 01 % Change
----------------------- ---------- ------- --------- --------- -------
----------------------- ---------- ------- --------- --------- -------
Domestic
Telephony        526.9      560.4    -6.0   2,112.3   2,169.1    -2.6
----------------------- ---------- ------- --------- --------- -------
----------------------- ---------- ------- --------- --------- -------
Intl
Telephony         88.0       94.8    -7.2     361.8     382.2    -5.3
----------------------- ---------- ------- --------- --------- -------
----------------------- ---------- ------- --------- --------- -------
Mobile
telephony
services         248.7      183.5   +35.5     949.9     656.9   +44.6
----------------------- ---------- ------- --------- --------- -------
----------------------- ---------- ------- --------- --------- -------
Other            234.4      250.4    -6.4     888.5     864.3    +2.8
----------------------- ---------- ------- --------- --------- -------
----------------------- ---------- ------- --------- --------- -------
Total
Operating
Revenues       1,098.0    1,089.1    +0.8   4,312.5   4,072.5    +5.9
----------------------- ---------- ------- --------- --------- -------


    Revenues from Domestic Telephony for the twelve months contributed 49% of Total Revenues, down from 53.3% last year. Conversely, revenues from Mobile Telephony and New Business Areas contributed 30.8% of the total, up from 25.3% in 2001.


DOMESTIC TELEPHONY

    OTE implemented two major tariff-rebalancing rounds in March 2001 and February 2002. Consequently, comparisons in domestic telephony revenues for the twelve months of the years 2001 and 2002 are based on fundamentally different tariff structures. The tariff rebalancing implemented early in 2002 represented the final stage in OTE's tariff rebalancing process.
    Revenues from Basic Monthly Rentals increased by 21% in full year 2002 to EUR639.8 million. A slight reduction in the number of PSTN lines was more than offset by the effect of the price increase carried out during February's rebalancing round.
    Fixed to fixed call revenues, particularly impacted by the last tariff rebalancing in February this year as well as increasing competition and fixed to mobile substitution, decreased by 19.5% compared to 2001.
    Fixed to mobile call revenues in 2002 increased by 3.6% as compared to the prior year.

INTERNATIONAL TELEPHONY

    International telephony revenues in full year 2002 decreased by 5.3% compared to the previous year. This is mainly driven by international traffic impacted by the onset of competition.

Traffic Statistics

    Traffic statistics for the fourth quarter of 2002 are detailed in the following table:



------------------------------------------- -------------------------
   Call Service Category    Calls, millions   Average Call Duration
                                                    (mins)
------------------------------------------- -------------------------
------------------------------------------- -------------------------
Local                          1,708.2                2.5
------------------------------------------- -------------------------
------------------------------------------- -------------------------
National
 Long - Distance                 198.5                 2.9
------------------------------------------- -------------------------
------------------------------------------- -------------------------
International
 Long - Distance                 35.1                  3.5
------------------------------------------- -------------------------
------------------------------------------- -------------------------
Internet                        142.9                 21.5
------------------------------------------- -------------------------
------------------------------------------- -------------------------
Fixed-to-Mobile                 403.6                 1.2
------------------------------------------- -------------------------
------------------------------------------- -------------------------
Special Calls                   93.6                  2.1
------------------------------------------- -------------------------
------------------------------------------- -------------------------
Total                          2,581.9                3.4
------------------------------------------- -------------------------

--------------------------------------------- --------------------
   Call Service Category   Minutes, millions    Split of minutes*

--------------------------------------------- --------------------
--------------------------------------------- --------------------
Local                          4,260.3               49.7%
--------------------------------------------- --------------------
--------------------------------------------- --------------------
National
 Long - Distance                 578.4                6.7%
--------------------------------------------- --------------------
--------------------------------------------- --------------------
International
 Long - Distance                 123.3                1.4%
--------------------------------------------- --------------------
--------------------------------------------- --------------------
Internet                       3,072.7               35.8%
--------------------------------------------- --------------------
--------------------------------------------- --------------------
Fixed-to-Mobile                 487.0                5.7%
--------------------------------------------- --------------------
--------------------------------------------- --------------------
Special Calls                   58.1                 0.7%
--------------------------------------------- --------------------
--------------------------------------------- --------------------
Total                          8,579.8              100.0%
--------------------------------------------- --------------------


* Percentages are rounded and may not add up to 100

    As expected, traffic in the fourth quarter recovered from the seasonally low third quarter. In addition, since the beginning of 2002, fixed line competition has emerged in Greece in the form of a number of operators that can be accessed mainly through carrier selection. For the month of December 2002, OTE's competitors' share of the market (including Internet traffic) was estimated at approximately 4%.

MOBILE TELEPHONY

    Revenues of COSMOTE (including AMC), ArmenTel mobile and Globul continued their strong growth and reached EUR949.9 million for the twelve months ended December 31, 2002, an increase of 44.6% as compared to last year. This was driven by strong revenue growth delivered by COSMOTE (+30% for the year). Globul, which commenced operations in September 2001, posted service revenues of EUR35.6 million for the year.

OTHER OPERATING REVENUES

    Traditional Services including telecards, directories, radio communications and Audiotex increased by 5.5% in the twelve months of 2002 compared to the same period last year. This is chiefly due to revenues from Audiotex services, reaching EUR69.0 million in the twelve months ended December 31, 2002. Revenue from New Business including leased lines, data, ISDN, Internet and ATM increased by 1.9% to EUR380.4 million. More specifically:

LEASED LINES

    Revenues from leased lines and data communications, whose tariffs were reduced by an average of 26% at the beginning of the year, decreased by 2.9% in the twelve months ended December 31, 2002, as compared to last year. The number of Hellascom digital circuits rose to 11,388 at December 31, 2002, versus 9,136 one year earlier, an increase of 24.6%. A significant part of the increase in the number of circuits is due to the expansion of the networks of the COSMOTE and OTEnet subsidiaries.

ISDN NETWORK: NEW CONNECTIONS AND MONTHLY CHARGES

    Revenues from ISDN new connections and monthly fee charges grew by 46.9% in 2002 as compared to the prior year.
    As of December 31, 2002, OTE had 349,747 basic rate access line (ISDN 2 channels) customers, compared to 199,033 at the end of the prior year, an increase of 75.7%. As of the same date, OTE had 6,022 primary rate ISDN access line (ISDN 30 channels) customers, compared to 5,385 at the end of the prior year, an increase of 11.8%.
    ISDN lines, measured in 64 Kb equivalent, amount to 880,154 and represent 13.9% of OTE's total access lines (including ISDN channels). The same index stood at 9.1% at the end of 2001 and 12.7% on September 30, 2002.

TELECOMMUNICATIONS EQUIPMENT

    Revenues from the sale of telecommunications equipment reached EUR85.7 million for the period ended December 31, 2002, a decrease of 14.1% compared to last year, mainly due to lower sales of mobile handsets.

Breakdown of Operating Expenses

Operating expenses increased by 11.6% in the twelve months of 2002 as a result of:

    - A 6.4% increase in Payroll and Employee Benefits from EUR779.7 million to EUR829.7 million. The year-over-year increase for the full year is due to: (i) the carry-over effect of the payroll and social contributions increase that occurred in December 2001, therefore impacting 2002 and not 2001 (ii) salary increases due to personnel "seniority"; (iii) the growth in COSMOTE's payroll expenses as a result of the increase in the number of its employees (COSMOTE's increased payroll contributes 1.0 percentage points in Group payroll growth) and (iv) the pay rise of 3.3% applicable as of June 30, 2002.

        Conversely, personnel cost is positively influenced by OTE's personnel reduction as a result of the Voluntary Retirement Schemes that OTE has been implementing at parent company level. OTE personnel at December 31, 2002 was 17,710, decreased by 835 or 4.5% from the prior year level.

    - Voluntary Retirement Costs totaled EUR45.8 million in 2002, as compared to EUR57.8 million in 2001.

    - An 13.6% decrease in Payments to International Operators to EUR193.6 million.

    - A 31.9% increase in Payments to Mobile Telephony Operators to EUR559.6 million, reflecting the corresponding increase in revenues. These payments do not include payments to COSMOTE, but include payments from COSMOTE to other mobile operators. Payments between mobile operators started in 2002, as calls were previously carried out on a bill and keep basis.

    - A 20.5% increase in Depreciation and Amortization to EUR711.0 million as a result of investments in fixed line as well as mobile networks.


    - A 9.0% increase in Other Operating Expenses to EUR958.0 million primarily due to:

        -- increased Taxes other than income taxes, chiefly related to real estate taxes that OTE started paying this year, following the reduction in the Government's stake as OTE is now subject to the relevant law applicable to private companies


        -- higher commission to dealers (+15.9%) mainly due to the increased revenues of COSMOTE and Globul




                  BREAKDOWN OF OTHER OPERATING EXPENSES
---------------------- -------- ------------------------------------
EUR million      4Q 02    4Q 01   Change %  12M 02   12M 01 Change %
---------------------- -------- ------------------------------------
---------------------- -------- ------------------------------------
Advertising      26.4     29.0     -9.8      68.7     70.2     -2.1
---------------------- -------- ------------------------------------
---------------------- -------- ------------------------------------
Commission
 to dealers      25.0     35.3    -29.2     122.5    105.7    +15.9
---------------------- -------- ------------------------------------
---------------------- -------- ------------------------------------
Cost
 of equipment    38.2     35.7     +7.0     149.2    133.7    +11.6
---------------------- -------- ------------------------------------
---------------------- -------- ------------------------------------
Provision
 for doubtful
 accounts        11.5     40.4    -71.5      73.1     83.1    -12.0
---------------------- -------- ------------------------------------
---------------------- -------- ------------------------------------
Taxes other
 than income
 taxes            8.3      3.4   +144.1      35.2     15.3   +130.1
---------------------- -------- ------------------------------------
---------------------- -------- ------------------------------------
Repairs,
 maintenance,
 cost of         21.6     51.7    -58.2     114.3    149.1    -23.3
 telecom
 materials
---------------------- -------- ------------------------------------
---------------------- -------- ------------------------------------
Other*          126.0     81.2    +55.2     395.0    321.4    +22.9
---------------------- -------- ------------------------------------
---------------------- -------- ------------------------------------
TOTAL           257.0    276.7     -7.1     958.0    878.5     +9.0
---------------------- -------- ------------------------------------


*(third party fees, SIM cards,utilities,audiotex and telecards etc.)
2. MAIN DEVELOPMENTS

DOMESTIC SUBSIDIARIES

    The COSMOTE mobile subsidiary posted another strong performance in 2002 with over 3.5 million customers as at December 31, 2002 and strengthened its leadership position with an overall market share of 37.6%. Consolidated operating revenues for 2002 grew by 30.0% to EUR1,201.3 million compared to the same period last year. EBITDA margin stood at 43.3%, slightly lower than the 44.1% in 2001.
    The OTEnet Internet subsidiary had approximately 179,300 active dial-up users on December 31, 2002, a 15% increase from the end of December of 2001. In addition, OTEnet permanent and small business connections presented a 44% annual increase by reaching 1,330 clients. OTEnet also hosted 2,230 active web sites, representing a 47% annual increase. The improvement in OTEnet's operational performance led to a revenue increase of 45%, for full year 2002, as compared to the same period last year. It is worth mentioning that OTEnet is globally one of the few Internet companies that are profitable at EBITDA level.

INTERNATIONAL INVESTMENTS

    Revenues at Telecom Serbia grew by 15.4% in 2002, to EUR505.3 million. Net Income for the same period was EUR82.9 million or 16.4% of Operating Revenues. ArmenTel's Operating Revenues for the year 2002 amounted to EUR74.1 million, while Net Income amounted to EUR17.6 million, or 23.8% of Operating Revenues. RomTelecom's Consolidated Operating Revenues for the same period amounted to EUR948.8 million while Net loss amounted to EUR64.6 million. RomTelecom's financials are influenced by the results of its start-up DCS 1800 mobile subsidiary, CosmoRom, which is consolidated. Operating Revenues of CosmoBulgaria Mobile, which operates under the Globul brand, amounted to EUR46.5 million for the year 2002 while Net Loss amounted to EUR33.6 million due to the start-up nature of the business.

3. FIXED-LINE PRODUCTS AND INITIATIVES

    With competition heightening in its core domestic fixed-line business, OTE is launching a host of initiatives aimed at improving of its marketing efforts, strengthening customer loyalty and further reinforcing the OTE brand. On February 3, OTE announced the introduction of new packages offering corporate clients improved tariffs and volume discounts on Leased Lines and Data Services, marketed under the "Datapack" name. The Company is in the process of revamping its corporate account relationships, and is hiring new sales managers to step up its efforts.
    Following a highly successful year-end campaign, through which all national long-distance calls were reduced to the price of local calls during the Christmas to New Year period, OTE is preparing packages aimed at its high value residential customers. Targeted campaigns carried out in the past months and focusing on value-added services have yielded significant results: for example, a total of 39,000 ISDN lines were sold in the last quarter of the year utilizing targeted marketing.
    In addition, following reductions in mobile termination rates, OTE reduced prices for calls from OTE fixed lines to COSMOTE and VODAFONE mobile operators. This way, the benefits derived from the reductions in termination fees adopted by the mobile operators flow through to OTE customers.
    Jointly with COSMOTE and OTEnet, OTE has launched an extensive program aimed at increasing the effectiveness and efficiency of its retail outlet network. This program is expected to yield tangible sales improvements before the end of 2003. Finally, OTE's marketing department has been strengthened with the appointment of executives with relevant experience in consumer goods and advertising, as well as in the telecommunications industry.

4. OTHER CURRENT EVENTS

ACQUISITION OF MAJORITY CONTROL OF ROMTELECOM

    Following the November 1, 2002 signing of a Memorandum of Understanding between OTE and the Romanian authorities (Ministry of Telecommunications and Information Technology) and subsequent negotiations aimed at ensuring that this transaction could be carried out under acceptable regulatory terms, OTE's Board of Directors approved the acquisition of majority control of RomTelecom on January 22, 2003. Pursuant to this transaction, expected to close on February 28, 2003, OTE will fully subscribe to a $243 million increase in the capital of RomTelecom. This amount includes $98 million in conversion of debt to equity. In addition, OTE will acquire a further stake in RomTelecom directly from the Romanian authorities for approximately EUR31 million, raising its total ownership to 54.01% of the expanded share capital. It is expected that RomTelecom will be fully consolidated as of March 1, 2003.
    This transaction, in line with OTE's international strategy, will enable the group to accelerate the turnaround of RomTelecom. Through significant headcount reductions in 2003 and 2004 as well as aggressive measures to lower operating expenses, RomTelecom is expected to reach an EBITDA margin in line with Group current levels (circa 40%) in 2005. Capex is not expected to exceed $250 - $300 million over the next three years.
    James Hubley, a telecommunications veteran with extensive industry experience in the US, Asia and Eastern Europe, has been appointed CEO of RomTelecom, effective March 1, 2003.

NEW VOLUNTARY RETIREMENT SCHEME

    For the fourth consecutive year, OTE has launched a Voluntary Retirement Scheme in early 2003. The new program, which will be open to between 800 and 1,000 employees, is attracting a high level of applications. A total of 700 employees were granted voluntary retirement under the 2002 program which cost OTE approximately EUR46 million.


4. OUTLOOK

    Commenting on the outlook for 2003, Mr. Antonacopoulos noted:
"While geopolitical and economic uncertainties are changing our outlook, there are also OTE-specific factors that will condition our performance in 2003. We expect competition in fixed line to affect revenue growth. In addition, the consolidation of RomTelecom should reduce our EBITDA margin by three percentage points in 2003, and new fixed-to-mobile rates will also have an impact. This makes it all the more imperative that we reinforce our cost reduction efforts, which should also benefit from our new voluntary retirement program."
    Figures regarding 2001 have been translated into Euro using Drs.
340.75 per Euro (irrevocably fixed exchange rate as of January 1, 2001) and are rounded to the first decimal point. EBITDA equals Operating Income plus Depreciation and Amortization.

About OTE

    OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

Additional Information is also available on http://www.ote.gr.

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2001 filed with the SEC on July, 2002.


         Exhibits to follow:

I.       COSMOTE Overview

II.      OTEnet Overview

III.     Segment Information

IV.      International Assets

V. Condensed Consolidated Balance Sheets as of December 31, 2002 and December 31, 2001 (Under US GAAP)

VI. Condensed Consolidated Statements of Operations for the twelve months ended December 31, 2002 and 2001 (Under US GAAP)

VII. Condensed Consolidated Statement of Cash Flows for the twelve months ended December 31, 2002

VIII. Operating Revenues for the nine months and twelve months ended December 31, 2002 and 2001 (Under US GAAP)

IX. COSMOTE's Consolidated Statements of Operations for the twelve months ended December 31, 2002 and 2001 (Under US GAAP)

X.       Operating and financial ratios

XI. Q1 and Q2 02 traffic statistics following finalization of revenue assurance project

    EXHIBIT I

    COSMOTE OVERVIEW

    COSMOTE reported continuing growth in its financial results for the year 2002. Consolidated operating revenues for the period amounted to EUR1,201.3 million, 30.0 % higher than revenues in 2001. Within a highly competitive market, COSMOTE achieved an extraordinary profitability with an increase of 32.0% compared to 2001, posting an EBITDA margin of 43.3 %.
    On December 31, 2002, COSMOTE had 3,506,338 customers, of which 1,551,441 were contract-based subscribers and 1,954,897 pre-paid card users, with a total customer base profile 44%/56%, contract to pre-paid. COSMOTE is since June 2001 the leader in the Greek mobile market, with a market share that at the end of 2002 reached 37.6%. During the twelve months of 2002, COSMOTE added 562.806 new customers (89.674 contract-based and 473.132 pre-paid, or 15.9%/84.1 % split of total net additions for the period under review).
    Average monthly Minutes of Use (AMOU) per customer for the twelve months ended December 31, 2002, were 98 minutes while the same figure was 91 minutes for the first six months of 2002. Average monthly Revenue per User (ARPU) for the same period was approximately EUR30.0, as compared to EUR28.4 for the first six months of 2002.
    In addition, the blended average monthly number of SMS per customer reached 41.0, higher than the 39.0 per customer in 2001.

    AMC

    At the end of December 2002, AMC, COSMOTE's 85% owned subsidiary in Albania, had 501,147 customers, representing an impressive 83.5% increase compared to 2001. Of these, the vast majority (97.1 %) are prepaid customers that have no bad debt and high margins. This growth was delivered whilst maintaining an outstanding EBITDA margin of 66.0% in 2002.
    COSMOTE's summary consolidated financial figures are stated below:



                             COSMOTE S.A.
                 CONSOLIDATED STATEMENTS OF OPERATIONS
   Twelve months and three months ended December 31, 2002 and 2001, in accordance with US GAAP
                (In EUR Millions, except for share data)
                               Unaudited

Description    4Q 02    4Q 01  % change   12M 02     12M 01   % change
----------------------------------------------------------------------
Operating
 Revenues      305.7    245.0     24.8    1,201.3     926.9     30.0
----------------------------------------------------------------------
EBITDA         133.0    111.6     19.2      520.5     408.4     27.0
----------------------------------------------------------------------
EBITDA Margin   43.5%    45.5%  -2.0pp       43.3%     44.1%  -0.8pp
----------------------------------------------------------------------
Income Before
 Taxes          89.4     79.6     12.3      361.7     292.0     23.9
----------------------------------------------------------------------
Net Income      59.7     46.1     29.5      229.9     174.1     32.0
----------------------------------------------------------------------
Net Income
 Margin         19.5%   18.8%    0.7pp      19.1%     18.8%    0.3pp
----------------------------------------------------------------------
Earnings
 per
 share         0.181   0.140      29.3     0.697     0.528      32.0
----------------------------------------------------------------------


    EXHIBIT II

    OTENET OVERVIEW

    OTEnet is an 80%-owned OTE subsidiary that operates in the Internet business, offering access and IP-based telecom solutions as well as e-business and content services.
    On December 31, 2002, OTEnet had approximately 179,300 active dial-up users compared to 155,650 noted on the same day in 2001, representing an annual increase of 15%. OTEnet permanent and small business connections reached 1,330 on December 31, 2002 compared to 925 on December 31, 2001, representing a 44% annual increase. Finally, on December 31, 2002, OTEnet hosted approximately 2,230 active web sites compares to 1,520 on December 31, 2001, representing a 47% annual increase.
    These improvements in the company's operational performance resulted in a 45% annual rise in consolidated Operating Revenues for year 2002, due to an increase of the company's customer base, an increase in the average revenue per customer, the introduction and promotion of a series of value-added services and a continuous effort for efficient control.
    OTEnet's financial results for year-end 2002 are consolidated, including OTEnet's three subsidiaries:

    -- Voice@net by OTEnet S.A. (previously named Southgate
Communications) that operates in the corporate VoIP market

    -- Travel.gr by OTEnet S.A. that operates in the online tourism industry, specializing in corporate travel

    -- OTEnet Cyprus S.A.

    It is important to note that OTEnet has an operating profit and income before and after taxes on a consolidated basis for year 2002, versus loss reported in 2001.
    OTEnet's consolidated financial results for year 2002 and 2001 are detailed in the following table:



                             OTEnet S.A.
                CONSOLIDATED STATEMENTS OF OPERATIONS
            Twelve months ended December 31, 2002 and 2001,
                      in accordance with US GAAP
                          (In EUR Millions)
                               Unaudited

Description                         12M 02       12M 01
--------------------------------------------------------
Operating Revenues                    47.4         32.7
--------------------------------------------------------
EBITDA                                 4.6          0.3
--------------------------------------------------------
Operating Profit /(Loss)               0.5         (2.8)
--------------------------------------------------------
Income/(Loss) Before Taxes             0.3         (2.3)
--------------------------------------------------------
Net Income/(Loss)                      0.1         (1.5)
--------------------------------------------------------


    EXHIBIT III

    SEGMENT INFORMATION

    OTE is reporting segment information based on the company's legal structure.




Segment Information for the twelve months ended December 31, 2002

                                             Adjustments  Consolidated
                OTE    COSMOTE   All   Total      &
                                Other        Eliminations
----------------------------------------------------------------------
Revenues from
 external
 customers    3,163.6    925.3 223.6 4,312.5                  4,312.5
----------------------------------------------------------------------
Intersegment
 revenues       274.4    276.1 157.1   707.6       (707.6)
----------------------------------------------------------------------
Total
 revenues     3,438.0  1,201.4 380.7 5,020.1       (707.6)    4,312.5
----------------------------------------------------------------------
Depreciation
 &
 Amortization  (523.0)  (139.9)(48.4) (711.3)         0.3      (711.0)
----------------------------------------------------------------------
Segment
 Operating
 profit         647.9    377.4  (9.2)1,016.1         (1.3)    1,014.8
----------------------------------------------------------------------
Segment
 EBITDA       1,170.9    517.3  39.2 1,727.4         (1.6)    1,725.8
----------------------------------------------------------------------
EBITDA margin
 (%)             34.1%    43.1% 10.3%                            40.0%
----------------------------------------------------------------------


    In the above table, OTE, for comparison purposes, is the result of OTE parent and OTE Estate. OTE for the first twelve months of 2002 had an EBITDA margin of 34.1%. COSMOTE's EBITDA for the same period of 2002 represented 37.2% of Group EBITDA. During the fourth quarter fixed line represented by OTE in this segment reporting had an EBITDA margin excluding costs related to voluntary retirement of 35.3%, as compared to 34.1% for the second quarter and 35.0% for the third quarter.



           Segment Information for fixed line segment (OTE)

                                   Q1        Q2        Q3        Q4
----------------------------------------------------------------------
Revenues from external
 customers                        771.0     788.8     809.7     794.1
----------------------------------------------------------------------
Intersegment revenues              62.5      59.3      55.0      97.6
----------------------------------------------------------------------
Total revenues                    833.5     848.1     864.7     891.7
----------------------------------------------------------------------
EBITDA                            304.7     255.0     299.9     311.3
----------------------------------------------------------------------
EBITDA margin                      36.6%     30.1%     34.7%     34.9%
----------------------------------------------------------------------
Voluntary Retirement Costs          5.6      34.6       2.6       3.2
----------------------------------------------------------------------
Adjusted EBITDA                   310.3     289.6     302.5     314.5
----------------------------------------------------------------------
Adjusted EBITDA margin (%)         37.2%     34.1%     35.0%     35.3%
----------------------------------------------------------------------


    EXHIBIT IV

    INTERNATIONAL ASSETS

    TELECOM SERBIA

    OTE has a 20% equity investment in Telecom Serbia that is accounted for under the equity method. Operating revenues for the year 2002 increased by 15.4% compared to 2001. EBITDA margin for the same period reached 44.0% and EBITDA increased by 37.1%.

    Telecom Serbia's key financial figures are stated below:



                            TELECOM SERBIA
                       STATEMENTS OF OPERATIONS
           Twelve months ended December 31, 2002 and 2001,
                      in accordance with US GAAP
                           (In EUR Millions)
                               Unaudited

  Description      4Q 02    4Q 01  % change  12M 02   12M 01  % change
----------------------------------------------------------------------
Operating
 Revenues           161.3   132.1    22.2     505.4     438.0   +15.4
----------------------------------------------------------------------
EBITDA               56.2    33.3    68.8     222.8     162.5   +37.1
----------------------------------------------------------------------
EBITDA Margin        34.8%   25.2% +9.6pp      44.0%     37.1% +7.0pp
----------------------------------------------------------------------
EBIT                 31.4     3.9   705.1      98.5      50.6   +94.7
----------------------------------------------------------------------
Net
 Income/(loss)       20.7   (11.8)     NA      82.9      26.4  +214.0
----------------------------------------------------------------------
Net Income/
 (loss) Margin       12.8%     NA      NA      16.4%     6.0% +10.4pp
----------------------------------------------------------------------
Increase/
 (Decrease) in
 Gross PP&E                                   150.9      39.6  +281.0
----------------------------------------------------------------------

----------------------------------------------------------------------
Fixed Telephony,
 Lines                                    2,307,963 2,231,292     3.4
----------------------------------------------------------------------
Mobile
 Telephony,
 Contract
 customers                                   16,586     4,984   232.8
----------------------------------------------------------------------
Mobile
 Telephony,
 Prepaid
 customers                                1,343,811   816,173    64.6
----------------------------------------------------------------------
Mobile
 Telephony,
 Total customers                          1,360,397   821,157    65.7
----------------------------------------------------------------------

----------------------------------------------------------------------
Net Financial
 Debt                                           5.4      61.9
----------------------------------------------------------------------


    The above data are based on Telecom Serbia's financial statements prepared in accordance with US GAAP. All amounts denominated in the Serbian local currency, Dinar, have been translated into Euro using the official exchange rates provided by the National Bank of Yugoslavia as at December 31, 2002.

    ARMENTEL

    OTE has a 90% stake in ArmenTel that is accounted for under a fully consolidated basis.
    ArmenTel's Operating Revenues for the twelve months ended December 31, 2002 amounted to (EUR)74.0 million, while Net Income amounted to
(EUR)17.5 million, an increase of 6% and 993.7%, respectively, as compared to the same period last year. At the same time mobile telephony customers have increased compared to the same period last year by 179.7% and have reached 70.585 at the end of the fourth quarter.

    ArmenTel's key financial figures are stated below:



                               ARMENTEL
                       STATEMENTS OF OPERATIONS
            Twelve months ended December 31, 2002 and 2001,
                      in accordance with US GAAP
                          (In (EUR) Millions)
                               Unaudited

      Description       4Q 02 4Q 01  % change  12M 02  12M 01 % change
----------------------------------------------------------------------
Operating Revenues       20.2  17.8    +13.5    74.0    69.8      6.2%
----------------------------------------------------------------------
EBITDA                    6.2   7.5    -17.3    35.8    33.0      8.5%
----------------------------------------------------------------------
EBITDA Margin            30.7% 42.1% -11.4pp    48.4%   47.3%   1.1pp
----------------------------------------------------------------------
EBIT                     -0.6   1.4        NA   15.9    15.5      2.6%
----------------------------------------------------------------------
Net Income               10.7  (6.7)       NA   17.5     1.6   +993.7%
----------------------------------------------------------------------
Net Income Margin        53.0%    NA       NA   23.6%    2.3% +21.3pp
----------------------------------------------------------------------
Increase/(Decrease) in
 Gross PP&E                                     10.8    63.9    -83.1%
----------------------------------------------------------------------

----------------------------------------------------------------------
Fixed Telephony, Lines                       542,851 531,456      2.1%
----------------------------------------------------------------------
Mobile Telephony,
 Contract customers                           31,794  25,232     26.0%
----------------------------------------------------------------------
Mobile Telephony,                                                   NA
 Prepaid customers                            38,791
----------------------------------------------------------------------
Mobile Telephony, Total
 customers                                    70,585  25,232    179.7
----------------------------------------------------------------------

----------------------------------------------------------------------
Net Financial Debt                              70.6    77.4     -8.8
----------------------------------------------------------------------


    ROMTELECOM

    OTE has a 35% stake in RomTelecom that is accounted for under the equity method.

    RomTelecom's Operating Revenues for the twelve months ended
December 31, 2002, amounted to (EUR)948.8 million while EBITDA margin stood at 22.3%.

    RomTelecom's key financial figures are stated below:



                              ROMTELECOM
                 CONSOLIDATED STATEMENTS OF OPERATIONS
            Twelve months ended December 31, 2002 and 2001,
                      in accordance with US GAAP
                          (In (EUR) Millions)
                               Unaudited

    Description     4Q 02 4Q 01  % change    12M 02    12M 01 % change
----------------------------------------------------------------------
Operating Revenues  235.6 250.3     -0.5     948.8     955.3     -0.7
----------------------------------------------------------------------
EBITDA               48.5  52.0    -16.4     211.4     203.8     +3.7
----------------------------------------------------------------------
EBITDA Margin        20.6% 24.5%  -3.9pp      22.3%     21.3%  +1.0pp
----------------------------------------------------------------------
EBIT                (76.9) 11.0        NA    (39.1)     43.8        NA
----------------------------------------------------------------------
Net Income / (Loss) (94.1)(55.1)   +70.8     (64.6)    (46.5)    38.9
----------------------------------------------------------------------
Net Income/(Loss)
 Margin
----------------------------------------------------------------------
Increase/(Decrease)
 in Gross PP&E                               145.3     491.2
----------------------------------------------------------------------

----------------------------------------------------------------------
Fixed Telephony,
 Lines                                   4,197,074 4,058,257      3.4
----------------------------------------------------------------------
Mobile Telephony,
 Contract customers                         44,915    69,669    -35.5
----------------------------------------------------------------------
Mobile Telephony,
 Prepaid customers                          54,447    37,540     45.0
----------------------------------------------------------------------
Mobile Telephony,
 Total customers                            99,362   107,209     -7.3
----------------------------------------------------------------------

----------------------------------------------------------------------
Net Financial Debt                           391.1     471.0    -17.0
----------------------------------------------------------------------


    RomTelecom's financials were influenced negatively from its start-up DCS 1800 mobile subsidiary, CosmoRom, that is consolidated. The key financial figures for RomTelecom and CosmoRom on a stand-alone basis are shown in the table below:




                   ROMTELECOM & COSMOROM STANDALONE
                       STATEMENTS OF OPERATIONS
                Twelve months ended December 31, 2002,
                      in accordance with US GAAP
                          (In (EUR) Millions)
                               Unaudited

       Description               RomTelecom         CosmoRom
-------------------------------------------------------------
Operating Revenues                   941.6              15.4
-------------------------------------------------------------
Operating Expenses                  (850.1)           (143.8)
-------------------------------------------------------------
Operating Profit/(Loss)               91.5            (128.3)
-------------------------------------------------------------
Operating margin                       9.7%                NA
-------------------------------------------------------------
Financial costs & other              (39.8)             (2.8)
-------------------------------------------------------------
Income / (Loss) before
 taxes                                51.7            (131.2)
-------------------------------------------------------------
Net Income / (Loss)                   69.8            (131.2)
-------------------------------------------------------------
EBITDA                               242.9             (29.4)
-------------------------------------------------------------


    COSMOBULGARIA

    OTE has a 100% stake in CosmoBulgaria that is accounted for under a fully consolidated basis.
    CosmoBulgaria is a company offering mobile telephony services in Bulgaria under the brand name GloBul. The company started offering services in September 2001 and at the end of December 2002 had 466,000 customers. The company in the year ended December 31, 2002 had operating revenues of (EUR)46.5 million and loss of (EUR)33.6 million.
    CosmoBulgaria's key financial figures are stated below:



                             COSMOBULGARIA
                       STATEMENTS OF OPERATIONS
            Twelve months ended December 31, 2002 and 2001,
                      in accordance with US GAAP
                          (In (EUR) Millions)
                               Unaudited

     Description           12M 02      12M 01
----------------------------------------------
Operating Revenues           46.5         7.9
----------------------------------------------
EBITDA                      (21.4)      (16.5)
----------------------------------------------
EBIT                        (40.3)      (20.7)
----------------------------------------------
Net Income/(Loss)           (33.6)      (16.5)
----------------------------------------------
Increase/(Decrease) in
 Gross PP&E                  77.6        71.8
----------------------------------------------
Mobile Telephony,
 Contract customers         214.8
----------------------------------------------
Mobile Telephony,
 Prepaid customers          251.2
----------------------------------------------
Mobile Telephony,
 Total customers            466.0
----------------------------------------------

----------------------------------------------
Net Financial Debt           54.7
----------------------------------------------


    EXHIBIT V




  HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A (OTE) AND SUBSIDIARIES
----------------------------------------------------------------------

                 Condensed Consolidated Balance Sheets
                       Prepared under U.S. GAAP
             as of December 31, 2002 and December 31, 2001
                          (In (EUR) millions)
----------------------------------------------------------------------
                      CONSOLIDATED BALANCE SHEETS
----------------------------------------------------------------------

                             2002       2001
                          ---------  ---------
                          Unaudited
Assets
--------------------------

Current Assets
Cash and cash equivalents    446.5      359.6
Accounts receivable        1,406.8    1,179.2
Materials and supplies        70.3      106.4
Deferred income taxes          8.7        6.2
Other current assets         217.1      220.1
                          ---------  ---------

                           2,149.4    1,871.5
                          ---------  ---------

Other assets
Investments                  571.4      715.4
Prepayment to EDEKT-OTE      306.5      330.1
Deferred income taxes        126.5       55.1
Other long-term
 receivables                 121.2       71.1
                          ---------  ---------
                           1,125.6    1,171.7
                          ---------  ---------

Telecommunication property,
Plant and equipment        8,687.2    7,649.4
Less:Accumulated
 depreciation             (3,482.5)  (2,809.4)
                          ---------  ---------

                           5,204.7    4,840.0
                          ---------  ---------

Telecommunication
 licenses, net of
 amortization                407.7      369.7
                          ---------  ---------

Goodwill resulting from
 consolidated
subsidiaries, net of
 amortization                 69.8      131.7
                          ---------  ---------


                           8,957.2    8,384.6
                          =========  =========


  HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A (OTE) AND SUBSIDIARIES
----------------------------------------------------------------------

                 Condensed Consolidated Balance Sheets
                       Prepared under U.S. GAAP
             as of December 31, 2002 and December 31, 2001
                          (In (EUR) millions)
----------------------------------------------------------------------
                      CONSOLIDATED BALANCE SHEETS
----------------------------------------------------------------------

                                   2002       2001
                                ----------  --------
Liabilities and Shareholders'   Unaudited
 Equity
--------------------------------

Current Liabilities
Short - term borrowings             293.0     123.4
Current maturities of long-term
 debt                                28.6     391.0
Accounts payable                    740.3     722.5
Accrued and other liabilities       561.1     486.2
Income taxes payable                169.1     244.4
Dividends payable                     8.0       6.7
                                ----------  --------

                                  1,800.1   1,974.3
                                ----------  --------

Long-Term Liabilities
Long-term debt, net of current
 maturities                       2,575.5   1,942.3
Reserve for staff retirement
 indemnities                        263.5     262.5
Reserve for Youth Account           355.3     293.7
Deferred income taxes                 0.0       0.0
Other long-term liabilities         108.2     128.1
                                ----------  --------

                                  3,302.5   2,626.6
                                ----------  --------

Minority  interests                 331.2     254.6
                                ----------  --------


Shareholders' Equity
Share capital                     1,204.7   1,108.9

Paid-in surplus                     506.5     596.3
Treasury stock                     (272.6)   (272.6)
Legal reserve                       229.8     229.8
Retained earnings                 1,928.8   1,916.3

Unaccrued compensation               (3.6)     (4.4)
Accumulated other comprehensive
 income                             (70.2)    (45.2)

                                  3,523.4   3,529.1
                                ----------  --------

                                  8,957.2   8,384.6
                                ==========  ========

        Movement in Shareholders' equity
-------------------------------------------------

                                       2002
                                  ---------------
                                    (Unaudited)

Shareholders' equity, January 1          3,529.1
                                  ---------------
Net Income for the period                  358.1
Pain-in surplus                              6.0
Accumulated other comprehensive
 income                                    (25.0)
Dividends declared                        (345.6)
Unaccrued compensation                       0.8
Treasury stock                               0.0
                                  ---------------
                                            (5.7)
                                  ---------------

Shareholders' equity,  December 31       3,523.4
                                  ===============


    EXHIBIT VI



          HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)
                           AND SUBSIDIARIES
            Condensed Consolidated Statements of Operations
             for the twelve months and three months ended
                      December 31, 2002 and 2001
                       Amounts in (EUR) millions
             Prepared in accordance with US GAAP Unaudited

                       Q4 02   Q4 01    %                         %
                                     change   12M 02   12M 01   change
Operating Revenues:
   Domestic
    Telephony         526.9   560.4    -6.0% 2,112.3  2,169.1    -2.6%
   International
    Telephony          88.0    94.8    -7.2%   361.8    382.2    -5.3%
   Mobile telephony
    services          248.7   183.5    35.5%   949.9    656.9    44.6%
   Other              234.4   250.4    -6.4%   888.5    864.3     2.8%
                    ----------------        ------------------
   Total Operating
    Revenues        1,098.0 1,089.2     0.8% 4,312.5  4,072.5     5.9%
                    ================        ==================

Operating Expenses:
   Payroll and
    employee
    benefits         (212.4) (196.8)    7.9%  (829.7)  (779.7)    6.4%
   Voluntary
    retirement costs   (3.0)   (7.1)  -57.7%   (45.8)   (57.8)  -20.8%
   Payments to
    international
    operators         (49.2)  (61.5)  -20.0%  (193.6)  (224.2)  -13.6%
   Payments to
    mobile telephony
    operators        (149.5) (106.1)   40.9%  (559.6)  (424.4)   31.9%
   Depreciation and
    amortization     (194.4) (169.1)   15.0%  (711.0)  (589.8)   20.5%
   Other operating
    expenses         (257.0) (276.7)   -7.1%  (958.0)  (878.5)    9.0%
                    ----------------        ------------------
   Total Operating
    Expenses         (865.5) (817.4)    5.9%(3,297.7)(2,954.3)   11.6%
                    ================        ==================

 Operating Income     232.5   271.8   -14.5% 1,014.8  1,118.2    -9.2%
Other income /
 (expense), net:
   Financial, net     (38.9)  (44.2)  -12.0%   (70.3)   (74.2)   -5.3%
   Write down of
    investment       (118.4) (256.3)  -53.8%  (118.4)  (256.3)  -53.8%
   Other, net         (25.7)  (37.5)  -31.5%   (29.0)   (44.5)  -34.8%
                    ----------------        ------------------
   Total Other
    income /
    (expense), net   (183.0) (338.0)  -45.9%  (217.7)  (375.0)  -41.9%
                    ================        ==================

Income before
 provision for
 income taxes and
 minority interests    49.5   (66.2)           797.1    743.2     7.3%
                    ================        ==================

Provision for income
 taxes                (22.8)   32.4           (300.5)  (268.8)   11.8%
                    ----------------        ------------------

Income before
 minority interests    26.7   (33.8)           496.6    474.4     4.7%
Minority Interests    (26.0)  (20.6)   26.2%   (98.2)   (79.2)   24.0%
                            --------        ------------------
Net Income before
 cumulative effect
 of accounting
 change               398.4                    398.4      0.0
Cumulative effect of
 accounting change
 for SFAS 142, net
 of income taxes      (40.3)                   (40.3)     0.0
Net Income              0.7   (54.4)           358.1    395.2


    EXHIBIT VII

    CASH FLOW INFORMATION

    Condensed cash flows for the twelve months ended December 31, 2002 is as follows:




  Amounts in (EUR) million
  Prepared in accordance with US GAAP

Cash Flows from Operating Activities :
  Net income                                                    358.1
Adjustments to reconcile to net cash provided by operating
 activities:
  Depreciation and amortization                                 711.0
  Provision for doubtful accounts                                73.1
  Provision for staff retirement indemnities and youth
   account                                                       82.2
  Minority interests                                             98.2
  Working capital movement                                     -348.7
  Impairment of investments                                     180.4

  Other movements                                               -84.6
                                                             =========
Net Cash provided by Operating Activities                     1,069.7
                                                             ---------

Cash Flows from Investing Activities:

  Capital expenditures                                       -1,037.8
  Licenses                                                      -41.1

                                                             =========
Net Cash used in Investing Activities                        -1,078.9
                                                             ---------

Cash Flows from Financing Activities:
  Net  change in short-term and long-term debt                  440.4
  Dividends paid                                               -344.3

                                                             =========
Net Cash provided by Financing Activities                        96.1
                                                             ---------

Net Increase/(Decrease) in Cash and Cash Equivalents             86.9
Cash and Cash equivalents at beginning of period                359.6

                                                             ---------
Cash and Cash Equivalents at end of period                      446.5
                                                             =========


    The condensed cash flows for each of the quarters this year can be seen in the following table



Amounts in (EUR) million
Prepared in accordance with US GAAP

                                            Q1     Q2      Q3     Q4
                                           2002   2002    2002   2002

Cash and cash equivalents at beginning of
 period                                    359.6  377.9  316.3  212.6
                                          ----------------------------
Cash provided by (used in) Operating
 activities                                (35.1) 170.1  311.9  622.8
Cash used in Investing activities         (165.6)(185.8)(331.9)(395.6)
Cash provided by Financing activities        219  (45.9) (83.7)   6.7
                                          ----------------------------
Net increase (decrease) in cash and cash
 equivalents                                18.3  (61.6)(103.7) 233.9
                                          ----------------------------
Cash and cash equivalents at end of period 377.9  316.3  212.6  446.5
                                          ============================

EXHIBIT VIII

          HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)
                           AND SUBSIDIARIES
                          Operating Revenues
        for the twelve months ended December 31, 2002 and 2001

Amounts in (EUR) millions
Prepared in accordance with US GAAP Unaudited

                        Q4 02    Q4 01   %     12M 02   12M 01     %
                     -------- -------- change -------- -------- change
Domestic Telephony:
   Basic monthly
    rentals            163.3    136.5   19.6%   639.8    528.8   21.0%
   Local and long
    distance calls
    -Fixed to fixed    191.9    254.9  -24.7%   778.5    967.6  -19.5%
    -Fixed to mobile   157.3    151.2    4.0%   634.9    612.7    3.6%
                     -------- --------        -------- --------
                       349.2    406.1  -14.0% 1,413.4   1580.3  -10.6%
                     ======== ========        ======== ========
     Other              14.4     17.8  -19.1%    59.1     60.0   -1.5%
                     -------- --------        -------- --------
   Total Domestic
    Telephony          526.9    560.4   -6.0% 2,112.3  2,169.1   -2.6%
                     ======== ========        ======== ========

International
 Telephony:
   International
    traffic             44.6     51.0  -12.5%  185.4    202.6    -8.5%
   Payments from
    mobile operators     7.2     10.8  -33.3%   36.5     41.5   -12.0%
                     -------- --------        -------- --------
                        51.8     61.8  -16.2%  221.9    244.1    -9.1%
-------------------  ======== ========        ======== ========
   Payments from
    International
    operators           36.2     33.0    9.7%  139.9    138.1     1.3%
-------------------  -------- --------        -------- --------
   Total
    International
    Telephony           88.0     94.8   -7.2%  361.8    382.2    -5.3%
                     ======== ========        ======== ========

Mobile Telephony
 Services:             248.7    183.5   35.5%  949.9    656.9    44.6%
                     ======== ========        ======== ========

Other Operating
 Revenues:
Traditional Services:
   Telecards            42.8     42.1    1.7%  175.4    176.3    -0.5%
   Directories          11.7      9.9   18.2%   44.2     38.6    14.5%
   Radio
    communications       8.9      3.1  187.1%   28.5     24.9    14.5%
   Audiotex             15.1     14.5    4.1%   69.0     55.9    23.4%
   Telex and
    telegraphy           1.1      2.5  -56.0%    4.8      9.4   -48.9%
                     -------- --------        -------- --------
                        79.6     72.0   10.6%  321.9    305.1     5.5%
                     ======== ========        ======== ========
New Business:
   Leased lines and
    data
    communications      38.3     60.5  -36.7%  173.3    178.5    -2.9%
   ISDN, connection &
    monthly charges     21.1     13.7   54.0%   70.5     48.0    46.9%
   Sales of
    telecommunication
    equipment           27.7     20.5   35.1%   85.7     99.8   -14.1%
   Internet services     5.2     11.5  -54.8%   39.1     28.5    37.2%
   ATM                   4.0      6.6  -39.4%   11.8     18.5   -36.2%
                     -------- --------        -------- --------
                        96.3    112.8  -14.6%  380.4    373.4     1.9%
                     ======== ========        ======== ========
Other :
   Services rendered    21.3     43.0  -50.5%   72.8    105.6   -31.1%
   Interconnection
    charges             28.8     19.3   49.2%   96.2     66.1    45.5%
   Miscellaneous         8.4      3.3  154.5%   17.2     14.1    22.0%
                     -------- --------        -------- --------
                        58.5     65.6  -10.8%  186.2    185.9     0.2%
                     ======== ========        ======== ========
Total Other Operating
 Revenues              234.4    250.4   -6.4%  888.5    864.3     2.8%
                     ======== ========        ======== ========


                     ======== ========        ======== ========
Total Operating
 Revenues            1,098.0  1,089.1    0.8% 4,312.5  4,072.5   5.9%
                     ======== ========        ======== ========

EXHIBIT IX

                COSMOTE MOBILE TELECOMMUNICATIONS S.A.

         Consolidated Statements of Operations for the twelve months ended December 31, 2002 and 2001

Amounts in (EUR) millions
Prepared in accordance with US GAAP Unaudited


                          4Q 02 4Q 01     %     12M 02 12M 01     %
                         ------------  change  --------------- change
OPERATING REVENUES:
   Monthly service fees   37.9  37.5      1.1   149.0  142.7      5.1
   Airtime revenues      129.9 105.2     23.5   495.5  366.9     35.1
   Interconnection
    Revenues              90.6  67.6     34.0   366.6  257.5     42.4
   Roaming revenues        4.3   6.0    -28.3    31.8   27.3     16.5
   SMS revenues           34.7  25.0     38.8   129.5  100.2     29.2
   Sales of handsets and
    accessories            7.2   4.0     80.0    27.5   31.9    -13.6
   Other operating                         NA
    revenues               0.2  -0.1              0.5    0.5      0.0
                         ------------         ---------------
   TOTAL OPERATING
    REVENUES             304.8 244.9     24.5 1,201.3  926.8     29.6
                         ============         ===============

COST OF SALES & SERVICES
 PROVIDED:
   Interconnection        48.1  19.9    141.7   188.4   92.6    103.4
   Cost of goods          13.3  12.5      6.4    44.1   46.6     -5.4
   Payroll                11.7  11.7      0.0    55.7   48.1     15.6
   Network operating
    costs                 36.5  15.2    140.1   111.4   75.9     46.9
   Distribution           39.7  50.6    -21.5   181.0  170.0      6.5
   Marketing              -4.1  -6.1    -32.8    37.7   25.9     45.7
   General &
    administrative        31.3  23.5     33.2    49.8   37.6     32.3
   Provision for doubtful                  NA
    accounts              -3.7   6.0             12.7   21.7    -41.6
                         ------------         ---------------
   TOTAL OPERATING
    EXPENSES             172.7 133.4     29.5   680.8  518.5     31.3
                         ============         ===============

 EBITDA                  133.0 111.6     19.2   520.5  408.4     27.5
 EBITDA margin            43.5% 45.5%  -2.0pp    43.3%  44.1%  -0.8pp

Depreciation              39.4  32.4     21.6   139.8  108.2     29.2
EBIT (operating income)   93.6  79.2     18.2   380.6  300.1     26.8

Interest and other                         NA
 financial
 income/(expenses), net:   4.1  -0.4             18.9    8.1    132.5

Income before provision
 for income taxes         89.4  79.6     12.6   361.7  292.0     23.9
    Provision for income
     taxes                27.8  32.1    -13.4   125.8  112.2     12.1

Income before minority
 interests                61.7  47.5     29.9   235.9  179.8     31.2
   Minority Interests                             6.0    5.7      5.6
                         ------------         ---------------
Net Income                59.7  46.1     29.5   229.9  174.1     32.1
                         ============         ===============
Net Income margin         19.5% 18.8%   0.7pp    19.1%  18.8%   0.3pp

Earnings per share
 ((EUR))                 0.181 0.140     29.3   0.697  0.528     32.0


EXHIBIT X

                    OPERATING AND FINANCIAL RATIOS

                                                December 31
                                            --------------------
Operating (1):                                 2002      2001      %
----------------------------------------------------------------------
Number of PSTN lines in service             5,412,796 5,607,759  -3.5
----------------------------------------------------------------------
Number of ISDN, 64 Kb equivalent lines        880,154   559,616 +57.3
----------------------------------------------------------------------
Total number of lines in service            6,292,950 6,167,375  +2.0
----------------------------------------------------------------------

----------------------------------------------------------------------
Number of employees -   OTE                    17,710    18,545  -4.5
----------------------------------------------------------------------
                          OTE at Other
                           subsidiaries           601       544
----------------------------------------------------------------------
                          Subsidiaries          2,428     2,002 +21.3
----------------------------------------------------------------------

----------------------------------------------------------------------
Operating revenues per Employee
((EUR) thousands)                               214.2     198.2  +8.1
----------------------------------------------------------------------
Access lines in service per Employee            367.8     342.6  +7.4
----------------------------------------------------------------------
(1) The operating information and ratios exclude ArmenTel's data.


Financial:                                     31.12.02  31.12.01  %
----------------------------------------------------------------------
Current Ratio                                     1.2     0.95   26.3
----------------------------------------------------------------------
Net Leverage
(Iet debt/Shareholders Equity+Net debt)          41.0%   37.3% +3.7pp
----------------------------------------------------------------------

OTE employees at other subsidiaries are OTE employees that are working at other entities, are included in OTE personnel cost but OTE receives the same amount as revenues from services rendered.

EXHIBIT X


Calls, million                                         Q1 02   Q2 02
----------------------------------------------------------------------
Local                                                 1,882.7 1,808.5
----------------------------------------------------------------------
National Long - Distance                                213.2   217.8
----------------------------------------------------------------------
International Long - Distance                            36.5    38.5
----------------------------------------------------------------------
Internet                                                117.4   119.6
----------------------------------------------------------------------
Fixed-to-Mobile                                         403.6   425.5
----------------------------------------------------------------------
Special Calls                                            83.4    81.2
----------------------------------------------------------------------
Total                                                 2,736.9 2,691.1
----------------------------------------------------------------------


Minutes, million                                       Q1 02   Q2 02
----------------------------------------------------------------------
Local                                                 4,643.4 4,382.0
----------------------------------------------------------------------
National Long - Distance                                591.2   602.7
----------------------------------------------------------------------
International Long - Distance                           129.0   135.4
----------------------------------------------------------------------
Internet                                              2,479.9 2,582.4
----------------------------------------------------------------------
Fixed-to-Mobile                                         475.1   508.7
----------------------------------------------------------------------
Special Calls                                            46.7    49.3
----------------------------------------------------------------------
Total                                                 8,365.3 8,260.5
----------------------------------------------------------------------

    CONTACT: OTE:
             Investor Relations
             George Rallis, +30 210 611 5888
             grallis@ote.gr
             Kostas Bratsikas
             Investor Relations, +30 210 611 1428
             brakon@ote.gr
             or
             Taylor Rafferty:
             London: +44 20 7936 0400,
             New York: +1 212-889-4350;
             ote@taylor-rafferty.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Hellenic Telecommunications Organization S.A.

                                   By:/s/Dimitris Kodvatos
Date: 27 February 2003                --------------------------
                                   Name:  Dimitris Kodvatos
                                   Title: Chief Financial Officer